Filed by Castlewood Holdings Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Castlewood Holdings Limited
Registration Statement File No.: 333-135699

Castlewood Holdings Limited
Press Release

Date:	December 29, 2006
Contacts:	Enstar: Amy Dunaway	Castlewood: Richard Harris
Telephone:	(334) 834-5483	(441) 292-3645
For Release:	Immediately
THE ENSTAR GROUP, INC. AND CASTLEWOOD HOLDINGS LIMITED ANNOUNCE ACQUISITION
Montgomery, Alabama and Hamilton, Bermuda — December 29, 2006 — The Enstar Group, Inc. (“Enstar”) (Nasdaq:ESGR) and Castlewood Holdings Limited (“Castlewood”) today announced that Castlewood and Oceania Holdings Ltd, a wholly-owned subsidiary of Castlewood, have entered into a definitive agreement for the purchase of Inter-Ocean Holdings Ltd. (“Inter-Ocean”) for a purchase price of approximately $57 million. Inter-Ocean owns two reinsurers, one based in Bermuda and one based in Ireland. Both companies wrote international reinsurance and had in place retrocessional policies providing for the full reinsurance of all of the risks they assumed. In April 2005, the board of directors of Inter-Ocean decided to have both companies cease underwriting new business and placed them into run-off. Castlewood has been providing management services to Inter-Ocean for approximately 11 months. Completion of the transaction is conditioned on, among other things, Bermuda regulatory approval and satisfaction of various other customary closing conditions. The transaction is expected to close in the first quarter of 2007 and is expected to be financed by approximately $24.5 million of new bank debt and available cash on hand.
Castlewood, a Bermuda company, acquires and manages insurance and reinsurance companies in run-off and provides management, consultancy and other services to the insurance and reinsurance industry. Enstar owns an approximately 33% economic interest in Castlewood and 50% of its voting stock.
On May 24, 2006, Enstar and Castlewood announced the execution of a definitive merger agreement, pursuant to which Enstar will become a wholly-owned subsidiary of Castlewood. In connection with the proposed merger, Castlewood has filed a registration statement, which includes a proxy statement prepared by Enstar and other materials, with the Securities and Exchange Commission (“SEC”). INVESTORS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CASTLEWOOD, ENSTAR, THE PROPOSED MERGER AND RELATED MATTERS. The registration statement and proxy statement, as well as other filed documents containing information about Castlewood, Enstar, the proposed merger and related matters, are available for free through Enstar’s website, www.enstargroup.com and the SEC’s website www.sec.gov.
* * *
     This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements regarding the intent, belief or current expectations of Enstar, Castlewood and their respective management teams. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. In particular, Castlewood may not be able to complete the proposed transactions on the terms summarized above or other acceptable terms, or at all, due to a number of factors, including but not limited to the failure (i) to obtain governmental and regulatory approvals or (ii) to satisfy other closing conditions. Other important risk factors regarding Enstar and Castlewood are set forth in Item 1A. “Risk Factors” to Enstar’s Form 10-K/A for the year ended December 31, 2005 and under the heading “Risk Factors” in the registration statement on Form S-4 filed by Castlewood with the SEC. Those risk factors are hereby incorporated herein by reference. Furthermore, neither Enstar nor Castlewood undertakes any obligation to update any written or oral forward-looking statements or publicly announce any updates or revisions to any of the forward-looking statements contained herein, to reflect any change in their expectations with regard thereto or any change in events, conditions, circumstances or assumptions underlying such statements, except as required by law.
###

2